Exhibit 99.2

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020 AND FOR THE THREE-MONTH AND NINE-MONTH

PERIODS ENDED SEPTEMBER 30, 2020 AND FOR THE THREE-MONTH

PERIOD ENDED SEPTEMBER 30, 2019 AND THE PERIOD FROM

JANUARY 11, 2019 (DATE OF INCORPORATION) TO SEPTEMBER 30, 2019

WOORI FINANCIAL GROUP INC.

Page(s)
Report on Review of Separate Interim Financial Statements	1-2

Separate Interim Financial Statements

Separate Interim Statements of Financial Position	4

Separate Interim Statements of Comprehensive Income	5

Separate Interim Statements of Changes in Equity	6

Separate Interim Statements of Cash Flows	7-8

Notes to the Separate Interim Financial Statements	9-44

Report on Review of Separate Interim Financial Statements

English Translation of a Report Originally Issued in Korean

To the Shareholders and the Board of Directors of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying separate interim financial statements of Woori Financial Group Inc. (the “Company”). These financial statements consist of the separate interim statement of financial position of the Company as at September 30, 2020 and the related separate interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2020, and separate interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2020, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these separate interim financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these separate interim financial statements based on our review.

We conducted our review in accordance with quarterly or semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe the accompanying separate interim financial statements are not presented fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

Emphasis of Matters

Without qualifying our conclusion, we draw attention to Note 3 of the financial statements, which indicates that the outbreak of COVID-19 in 2020 may have a negative impact on the Company’s financial condition and results of operations.

Other Matters

The separate interim financial statements of comprehensive income for the three-month period ended September 30, 2019, and separate interim statements of comprehensive income, changes in equity and cash flows for the period from January 11, 2019 (date of incorporation) to September 30, 2019, presented herein for comparative purposes, were reviewed by Deloitte Anjin LLC whose report dated November 14, 2019. Based on their review, nothing has come to their attention that causes them to believe the accompanying financial statements do not present fairly, in all material respects, in accordance with Korean IFRS 1034 Interim Financial Reporting.

The separate financial statements of the Company for the year ended December 31, 2019, were audited by Deloitte Anjin LLC who expressed an unqualified opinion on those statements, not presented herein, on March 16, 2020. The separate statement of financial position as at December 31, 2019, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as at December 31, 2019.

/s/ Samil PricewaterhouseCoopers

November 13, 2020

Notice to Readers

This report is effective as of November 13, 2020 the review report date. Certain subsequent events or circumstances may have occurred between the review report date and the time the review report is read. Such events or circumstances could significantly affect the separate interim financial statements and may result in modifications to the review report.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020 AND FOR THE THREE-MONTH AND NINE-MONTH

PERIODS ENDED SEPTEMBER 30, 2020 AND FOR THE THREE-MONTH

PERIOD ENDED SEPTEMBER 30, 2019 AND THE PERIOD FROM JANUARY 11, 2019

(DATE OF INCORPORATION) TO SEPTEMBER 30, 2019

The accompanying separate interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Tae Seung Sohn

President and Chief Executive Officer

Main Office Address: (Road Name Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number)    02-2125-2000

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2020 (UNAUDITED) AND DECEMBER 31, 2019

	September 30, 2020	December 31, 2019
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Notes 5 and 30)	97,695	43,670
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 6, 9 and 18)	9,434	9,434
Financial assets at fair value through other comprehensive income (“FVTOVI”) (Notes 4, 7 and 9)	150,528	—
Loans and other financial assets at amortized cost (Notes 4, 8, 9 and 30)	993,777	1,269,203
Investments in subsidiaries (Notes 10 and 30)	20,873,593	19,873,593
Premises and equipment (Notes 11 and 30)	8,301	7,383
Intangible assets (Note 12)	5,428	3,310
Deferred tax assets (Note 27)	692	—
Other assets (Note 13)	264	—

Total assets	22,139,712	21,206,593

LIABILITIES
Debentures (Notes 4, 9 and 14)	1,147,410	947,679
Provisions (Note 15)	718	600
Net defined benefit liability (Note 16)	9,146	3,482
Current tax liabilities (Note 27)	89,437	133,526
Deferred tax liabilities (Note 27)	—	154
Other financial liabilities (Notes 4, 9, 17, 30 and 31)	9,807	10,745
Other liabilities (Notes 17 and 30)	1,170	4,142

Total liabilities	1,257,688	1,100,328

EQUITY (Note 19)
Capital stock	3,611,338	3,611,338
Hybrid securities	1,695,821	997,544
Capital surplus	14,874,084	14,874,084
Other equity	(1,868)	(631)
Retained earnings	702,649	623,930

Total equity	20,882,024	20,106,265

Total liabilities and equity	22,139,712	21,206,593

The accompanying notes are part of this interim financial statement.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND FOR

THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2019

AND THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO SEPTEMBER 30, 2019 (UNAUDITED)

	2020		2019
	For the three-month period ended September 30, 2020	For the nine-month period ended September 30, 2020	For the three-month period ended September 30, 2019	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	(Korean Won in millions, except for per share data)
Interest income	1,299	8,998	3,472	3,981
Interest expense	(5,718)	(16,749)	(2,353)	(3,216)

Net interest income (Notes 9, 21 and 30)	(4,419)	(7,751)	1,119	765
Fees and commissions income	—	—	—	—
Fees and commissions expense	(2,562)	(10,730)	(2,513)	(9,925)

Net fees and commissions loss (Notes 22 and 30)	(2,562)	(10,730)	(2,513)	(9,925)
Dividend income (Notes 23 and 30)	1,290	679,085	—	676,000
Provision of impairment losses due to credit loss (Notes 24 and 30)	(183)	(174)	—	—
General and administrative expenses (Notes 25 and 30)	(13,488)	(41,642)	(9,624)	(30,234)

Operating income (loss)	(19,362)	618,788	(11,018)	636,606
Other non-operating expense	(200)	(220)	(155)	(755)

Non-operating expense (Note 26)	(200)	(220)	(155)	(755)
Net income (loss) before income tax expense	(19,562)	618,568	(11,173)	635,851
Income tax income (Note 27)	(1,436)	(378)	(232)	(639)
Net income (loss)	(18,126)	618,946	(10,941)	636,490

Net gain on valuation of equity securities at FVTOCI	191	383	—	—
Remeasurement loss related to defined benefit plan	(659)	(1,620)	(316)	(761)

Items that will not be reclassified to profit or loss:	(468)	(1,237)	(316)	(761)

Other comprehensive loss, net of tax	(468)	(1,237)	(316)	(761)
Total comprehensive income (loss)	(18,594)	617,709	(11,257)	635,729

Earnings per share (Note 28)
Basic and diluted earnings per share (In Korean Won)	(45)	809	(21)	926

The accompanying notes are part of this interim financial statement.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO SEPTEMBER 30, 2019 (UNAUDITED)

	Capital stock	Capital surplus	Hybrid securities	Other equity	Retained earnings	Total equity
	(Korean Won in millions)
January 11, 2019 (Date of incorporation)	3,400,822	14,565,637	—	—	—	17,966,459
Total comprehensive income
Net income	—	—	—	—	636,490	636,490
Remeasurement loss related to defined benefit plan	—	—	—	(761)	—	(761)
Transactions with owners
Comprehensive stock exchange(Note 1)	210,516	309,460	—	—	—	519,976
New stocks issue cost	—	(3,034)	—	—	—	(3,034)
Issuance of hybrid securities	—	—	498,783	—	—	498,783
Dividends to hybrid securities	—	—	—	—	(3,572)	(3,572)

September 30, 2019 (Unaudited)	3,611,338	14,872,063	498,783	(761)	632,918	19,614,341

January 01, 2020	3,611,338	14,874,084	997,544	(631)	623,930	20,106,265
Total comprehensive income
Net income	—	—	—	—	618,946	618,946
Net gain on valuation of equity securities at FVTOCI	—	—	—	383	—	383
Remeasurement loss related to defined benefit plan	—	—	—	(1,620)	—	(1,620)
Transactions with owners
Dividends to common stocks	—	—	—	—	(505,587)	(505,587)
Issuance of hybrid securities	—	—	698,277	—	—	698,277
Dividends to hybrid securities	—	—	—	—	(34,640)	(34,640)

September 30, 2020 (Unaudited)	3,611,338	14,874,084	1,695,821	(1,868)	702,649	20,882,024

The accompanying notes are part of this interim financial statement.

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO SEPTEMBER 30, 2019 (UNAUDITED)

	For the nine-month period ended September 30, 2020	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	(Korean Won in millions)
Cash flows from operating activities:
Net income	618,946	636,490
Adjustments to net income:
Income tax expense (income)	(378)	(639)
Interest income	(8,998)	(3,981)
Interest expense	16,749	3,216
Dividend income	(679,085)	(676,000)

	(671,712)	(677,404)

Additions of expenses not involving cash outflows:
Provision of impairment losses due to credit loss	174	—
Retirement benefit	2,844	4,582
Depreciation and amortization	3,943	2,915

	6,961	7,497

Changes in operating assets and liabilities:
Loans and other financial assets at amortized cost	43,263	(421,082)
Other assets	(265)	(184)
Net defined benefit liability	586	—
Other financial liabilities	(44,569)	(12,339)
Other liabilities	(2,971)	4,680

	(3,956)	(428,925)

Interest income received	11,688	2,978
Interest expense paid	(16,459)	(2,205)
Dividends received	679,085	676,000
Income tax paid	(199)	—

	674,115	676,773

Net cash provided by operating activities	624,354	214,431

Cash flows from investing activities:
Cash in-flows from investing activities:
Decrease on other investment assets	1,530,000	—

	1,530,000	—

Cash out-flows from investing activities:
Acquisition of investments in subsidiaries	1,000,000	1,146,635
Acquisition of financial assets at FVTOCI	150,000	—
Acquisition of premises and equipment	2,718	6,596
Acquisition of intangible assets	2,948	4,630
Increase on guarantee deposits for leases	709	955
Increase on other investment assets	1,300,000	—

	2,456,375	1,158,816

Net cash used in investing activities	(926,375)	(1,158,816)

(Continued)

WOORI FINANCIAL GROUP INC.

SEPARATE INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020

AND FOR THE PERIOD FROM JANUARY 11, 2019 (DATE OF INCORPORATION)

TO SEPTEMBER 30, 2019 (UNAUDITED) (CONTINUED)

	For the nine-month period ended September 30, 2020	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	(Korean Won in millions)
Cash flows from financing activities:
Cash in-flows from financing activities:
Increase in borrowings	—	64,769
Issuance of debentures	199,556	698,171
Issuance of hybrid securities	698,277	498,783

	897,833	1,261,723

Cash out-flows from financing activities:
Decrease in borrowings	—	64,769
Redemption of lease liabilities	1,560	953
New stock issue cost	—	3,034
Dividends paid to hybrid securities	34,640	—
Dividends paid	505,587	—

	541,787	68,756

Net cash provided by financing activities	356,046	1,192,967

Net increase in cash and cash equivalents	54,025	248,582
Cash and cash equivalents, beginning of the period	43,670	—

Cash and cash equivalents, end of the period (Note 5)	97,695	248,582

The accompanying notes are part of this interim financial statement.

WOORI FINANCIAL GROUP INC.

NOTES TO SEPARATE INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020 AND 2019 (UNAUDITED)

1.	GENERAL

(1)	Summary of the parent company

Woori Financial Group, Inc. (hereinafter referred to the “Company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank, Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital is 3,611,338 million won as of September 30, 2020 while the Korea Deposit Insurance Corp. (“KDIC”), the Company’s largest shareholder, owns 124,604,797 shares (17.25%) of the Company’s stocks issued. The Company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer from the Company and subsidiaries as of incorporation are as follows (Unit: Number of shares):

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Company acquired a 73% interest in Woori Asset Management Co. (Formerly Tongyang Asset Management Corp.). The remaining payment was completed in August, 2019 after the request for the change of major shareholder was approved by the Financial Service Commission in July, 2019 and the Company gained 100% control of Woori Global Asset Management Co., Ltd. (formerly ABL Global Asset Management Co., Ltd), and added it as a consolidated subsidiary at the end of 2019.

The Company paid 598,391 million won in cash and 42,103,377 new shares of the parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary Woori Bank on September 10, 2019. On the same date, the Company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million won in cash.

As of December 30, 2019, the Company acquired 67.2% interests in Woori Asset Trust Co. (formerly Kukje Asset Trust Co.).

2.	BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The Company’s financial statements are condensed interim financial statements prepared in accordance with Korean IFRS 1034, Interim Financial Reporting for some of periods in which the annual separate financial statements belong. They are also separate financial statements prepared in accordance with Korean IFRS 1027 Separate Financial Statements. It is necessary to use the Company’s annual separate financial statements for the year ended December 31, 2019 for understanding of the accompanying condensed interim financial statements.

1)

Except for the impacts on the newly adopted standards and interpretations explained below, the accounting policies applied in preparing the accompanying condensed interim financial statements have been applied consistently with the annual financial statements as of and for the year ended December 31, 2019.

•	Amendments to Korean IFRS 1001 Presentation of Financial Statements and Korean IFRS 1008 Accounting policies, changes in accounting estimates and errors – Definition of Material

The amendments clarify the explanation of the definition of material and amended Korean IFRS 1001 and Korean IFRS 1008 in accordance with the clarified definitions. Materiality is assessed by reference to omission or misstatement of material information as well as effects of immaterial information, and to the nature of the users when determining the information to be disclosed by the Company. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1103 Business Combination – Definition of a Business

To consider the integration of the required activities and assets as a business, the amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs and excludes economic benefits from the lower costs. An entity can apply a concentration test, an optional test, where substantially all of the fair value of gross assets acquired is concentrated in a single asset or a group of similar assets, the assets acquired would not represent a business. The amendment does not have a significant impact on the financial statements.

•	Amendments to Korean IFRS 1116 Lease – Practical expedient for COVID-19 Related Rent Exemption, Concessions, Suspension

The amendment permits lessees, as a practical expedient, not to assess whether particular rent concessions occurring as a direct consequence of the COVID-19 pandemic. For those who applied this accounting treatment shall account for changes in lease payments, such as rent discounts, consistently with the way the standard specifies when those changes are not lease changes.

The Company changed its accounting policies in accordance with the amendments made to IFRS 16. The revised accounting policies were applied retrospectively in accordance with the transitional regulation in IFRS 16. The amendments do not have a significant impact on the financial statements.

2)

Significant accounting policies and method of computation used in the preparation of the condensed interim financial statements are consistent with those of the annual financial statements for the year ended December 31, 2019, except for the changes due to the application of amendment and enactments of standards described in Note 2.(1) and the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

3.	SIGNIFICANT ACCOUNTING ESTIMATES AND ASSUMPTIONS

The outbreak of COVID-19 in 2020 has had a significant impact on the global economy including Korea. Financial and economic conditions arising may have a negative impact on the Company’s financial condition and results of operations in various forms both domestically and internationally. The Company is closely monitoring the impact of COVID-19 and will continue to assess the impact COVID-19 will bring to the Company through the duration of effect on the economy and government policies.

The management shall make judgements, estimates and assumptions that affect the application of accounting policies and application of assets, liabilities and revenues and expenses in preparing condensed interim financial statements. Therefore, the actual results may differ from these estimates.

The important judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed interim financial statements are identical to ones used in the Company’s annual separate financial statements for the year ended December 31, 2019, except for the methods of estimation used to determine income tax expense.

4.	RISK MANAGEMENT

The Company is exposed to various risks that may arise from its operating activities and credit risk, market risk and liquidity risk are the main types of risks. In order to manage such risks, the Risk Management Committee analyzes, assesses, and establishes risk management standards, including policies, guidelines, management systems and decision-making to ensure sound management of the Company.

The Risk Management Committee, Chief Risk Officer (“CRO”) and the Risk Management Department are operated as risk management organizations. The board of directors operates the Risk Management Committee, composed of nonexecutive directors for professional risk management. The Risk Management Committee performs as the top decision-making body for risk management by establishing fundamental risk management policies that are consistent with the Company’s management strategy and by determining the Company’s acceptable level of risk.

CRO assists the Risk Management Committee and operates the Company Risk Management Council, which is composed of the risk management managers of the subsidiaries, to periodically check and improve the external environment and the Company’s risk burden. The Risk Management Department which is independently structured, controls the risk management matter of the Company and reports key risks and assists decision-making.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Company’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1) Credit risk management

The Company measures expected loss on assets subject to credit risk management and uses it as a management indicator.

2) Maximum exposure to credit risk

The maximum exposure to credit risk is as follows (Unit: Korean Won in millions):

		September 30, 2020	December 31, 2019
Loans and other financial assets at amortized cost	Banks	969,912	1,228,918
	Corporates	23,865	40,285

	Sub-total	993,777	1,269,203

Financial assets at FVTPL	Derivative assets	9,434	9,434

	Total	1,003,211	1,278,637

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
	Korea	Korea
Loans and other financial assets at amortized cost	993,777	1,269,203
Financial assets at FVTPL	9,434	9,434

Total	1,003,211	1,278,637

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are finance and insurance, and others in accordance with the Korea Standard Industrial Classification Code as of September 30, 2020 and December 31, 2019 (Unit: Korean Won in millions):

	September 30, 2020
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	991,298	2,479	993,777
Financial assets at FVPTL	9,434	—	9,434

Total	1,000,732	2,479	1,003,211

	December 31, 2019
	Finance and insurance	Others	Total
Loans and other financial assets at amortized cost	1,267,228	1,975	1,269,203
Financial assets at FVPTL	9,434	—	9,434

Total	1,276,662	1,975	1,278,637

3) Credit risk exposure

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL as of September 30, 2020 and December 31, 2019 is as follows (Unit: Korean Won in millions):

	September 30, 2020
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	994,214	—	—	—	—	994,214	(437)	993,777
Banks	970,349	—	—	—	—	970,349	(437)	969,912
Corporates	23,865	—	—	—	—	23,865	—	23,865
General business	23,865	—	—	—	—	23,865	—	23,865

Total	994,214	—	—	—	—	994,214	(437)	993,777

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are A- ~ BBB.
(*3)	Credit grade of corporates are BBB- ~ C.

	December 31, 2019
	Stage 1		Stage 2		Stage 3	Total	Loss allowance	Total, net
Financial assets	Above appropriate credit rating (*1)	Less than a limited credit rating (*3)	Above appropriate credit rating (*2)	Less than a limited credit rating (*3)
Loans and other financial assets at amortized cost	1,269,466	—	—	—	—	1,269,466	(263)	1,269,203
Banks	1,229,181	—	—	—	—	1,229,181	(263)	1,228,918
Corporates	40,285	—	—	—	—	40,285	—	40,285
General business	40,285	—	—	—	—	40,285	—	40,285

Total	1,269,466	—	—	—	—	1,269,466	(263)	1,269,203

(*1)	Credit grade of corporates are AAA ~ BBB.
(*2)	Credit grade of corporates are A- ~ BBB.
(*3)	Credit grade of corporates are BBB- ~ C.

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates, and the Company’s main market risk is interest rate risk.

The Company estimates and manages risks related to changes in interest rate due to the difference in the maturities of interest-bearing assets and liabilities and discrepancies in the terms of interest rates. Cash flows (both principal and interest), interest bearing assets and liabilities, presented by each re-pricing date, are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	798,345	200,600	—	—	—	—	998,945
Financial assets at FVTOCI (*2)	—	—	—	—	—	150,528	150,528
Sub-total	798,345	200,600	—	—	—	150,528	1,149,473
Liability:
Debentures	6,100	6,100	6,100	6,100	292,688	1,033,403	1,350,491

	December 31, 2019
	Within 3 months (*1)	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost (*1)	445,070	733,330	—	—	—	—	1,178,400
Liability:
Debentures	5,486	5,486	5,486	5,487	87,780	1,049,863	1,159,588

(*1)

The principal and interest cash flows of cash and cash equivalents are included in the cash flows within three months, with 97,695 million won and 43,670 million won as of September 30, 2020 and December 31, 2019, respectively.

(*2)	Due to the uncertain timing of the sale, it is included in the section for over 5 years in accordance with the expiration of the remaining contract

(3)	Liquidity risk

Liquidity risk refers to the risk that the Company may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent damages from potential liquidity shortages with effective risk management that could arise from mismatching the assets and liabilities or unexpected cash outflows. The financial liabilities in the statement of financial position that are relevant to liquidity risk are incorporated within the scope of risk management.

The Company manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	6,100	6,100	6,100	6,100	292,688	1,033,403	1,350,491
Lease liabilities	589	175	94	94	291	—	1,243
Other financial liabilities	3,597	929	427	2,053	1,572	—	8,578

Total	10,286	7,204	6,621	8,247	294,551	1,033,403	1,360,312

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	5,486	5,486	5,486	5,487	87,780	1,049,863	1,159,588
Lease liabilities	335	335	335	336	249	—	1,590
Other financial liabilities	6,131	2,043	—	183	820	—	9,177

Total	11,952	7,864	5,821	6,006	88,849	1,049,863	1,170,355

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	6,100	6,100	6,100	6,100	292,688	1,033,403	1,350,491
Lease liabilities	589	175	94	94	291	—	1,243
Other financial liabilities	3,597	929	427	2,053	1,572	—	8,578

Total	10,286	7,204	6,621	8,247	294,551	1,033,403	1,360,312

	December 31, 2019
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Debentures	5,486	5,486	5,486	5,487	87,780	1,049,863	1,159,588
Lease liabilities	335	335	335	336	249	—	1,590
Other financial liabilities	6,131	2,043	—	183	820	—	9,177

Total	11,952	7,864	5,821	6,006	88,849	1,049,863	1,170,355

5.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Demand deposits	97,695	43,670

(2)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	383	—
Changes in right-of-use assets due to new contract	1,312	3,439
Changes in lease liabilities due to new contract	1,197	2,812
Comprehensive stock transfer	—	18,502,760
Changes in accrued dividends of hybrid securities	—	3,572

6.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Financial assets at fair value through profit or loss mandatorily measured at fair value	9,434	9,434

(2)	Financial assets at fair value through profit or loss mandatorily measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Derivatives assets	9,434	9,434

(3)	Financial assets at FVTPL designated as upon initial recognition is nil among financial assets at FVTPL as of September 30, 2020 and December 31, 2019.

7.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Hybrid securities	150,528	—

(2)	Details of equity securities designated as financial assets at FVTOCI as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	September 30, 2020	December 31, 2019
Investment for political purpose	150,528	—

8.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Due from banks	899,563	1,129,738
Other financial assets	94,214	139,465

Total	993,777	1,269,203

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Due from banks in local currency:
Due from depository banks	900,000	1,130,000
Loss allowance	(437)	(262)

Total	899,563	1,129,738

(3)	Changes in the allowance for credit losses and gross carrying amount of due from banks are as follows and it is not applicable for September 30, 2019. (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(262)	—	—	(262)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit loss	(175)	—	—	(175)

Ending balance	(437)	—	—	(437)

2)	Gross carrying amount

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,130,000	—	—	1,130,000
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	(230,000)	—	—	(230,000)

Ending balance	900,000	—	—	900,000

(4)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Receivables	91,627	134,891
Accrued income	931	3,641
Lease deposits	1,656	934
Allowance for credit losses	—	(1)

Total	94,214	139,465

(5)	Changes in the allowances for credit losses and gross carrying amount of other financial assets are as follows and it is not applicable for September 30, 2019. (Unit: Korean Won in millions).

1)	Allowance for credit losses

For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(1)	—	—	(1)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal of allowance for credit loss	1	—	—	1

Ending balance	—	—	—	—

2)	Gross carrying amount

	For the nine-month period ended September 30, 2020
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	139,466	—	—	139,466
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase (decrease)	(45,252)	—	—	(45,252)

Ending balance	94,214	—	—	94,214

9.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy is determined by the levels of judgment involved in estimating fair values of financial assets and liabilities. The specific financial instruments characteristics and market condition such as volume of transactions and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Company’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 2 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	9,434	9,434
Financial assets at FVTOCI
Hybrid securities	—	—	150,528	150,528

	December 31, 2019
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at FVTPL
Derivative assets	—	—	9,434	9,434

Financial assets measured at FVTPL are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Company determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

	Valuation methods	Input variables
Derivatives	The fair value is measured considering the price and volatility of the underlying assets using the Binomial Tree, a commonly used technique in the market	Values of underlying assets, Volatility, Risk-free market return, Corporate bond yield rate
Hybrid securities	The fair value is measured using the Monte Carlo Simulations and the Hull and White model	YTM Matrix, Additive spread by grade, Risk spread by entity, Effective Credit rating, Issuing information by item, Interest rate volatility estimate

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Derivative assets	Option valuation model and others	Equity related	Value of underlying assets and volatility	12.58%~15.38%	Variation of fair value increases as value of underlying assets and volatility increases.
Hybrid securities	Hull and White model and others	Hybrid securities related	Interest rate (YTM)	Interest rate 0.50%~ 1.58% Market rate 1.72% ~ 4.39%	Variation of fair value increases as variation of interest rate (YTM) increases.

The fair value of financial assets classified as level 3 uses external valuation figures.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows and it is not applicable for September 30, 2019. (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Beginning balance	Net Income (loss)	Other comprehensive income	Purchases/ issuances	Disposals/ settlements	Transfer to or out of Level 3	Ending balance
Financial assets:
Financial assets at FVTPL
Derivative assets	9,434	—	—	—	—	—	9,434
Financial assets at FVTOCI
Hybrid securities	—	—	528	150,000	—	—	150,528

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis on financial instruments shows how changes in unobservable inputs affect changes in fair value of the instruments through favorable and unfavorable changes. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for equity related derivatives of which fair value changes are recognized as net income and hybrid securities of which fair value changes are recognized as other comprehensive income among level 3 financial instruments.

The following table presents the sensitivity analysis to disclose the effect of reasonably possible volatility on the fair value of a Level 3 financial instruments (Unit: Korean Won in millions):

	September 30, 2020
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	943	(943)	—	—
Financial assets at FVTOCI
Hybrid securities (*2)	—	—	7,061	(6,745)

(*1)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 10%, respectively.

(*2)	Fair value changes of hybrid securities are calculated by increasing or decreasing market rate, which is the major unobservable variable, by 1%, respectively.

	December 31, 2019
	Net income (loss)
	Favorable	Unfavorable
Financial assets:
Financial assets at fair value through profit or loss mandatorily measured at fair value
Derivative assets (*)	943	(943)

(*)

Fair value changes of equity related derivatives are calculated by increasing or decreasing stock price volatility rate of underlying assets and correlation, which are major unobservable variables, by 10%, respectively.

(5)	Fair value and carrying amount of financial liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*)	—	—	993,777	993,777	993,777
Financial liabilities:
Debentures	—	1,205,535	—	1,205,535	1,147,410
Other financial liabilities (*)	—	—	8,577	8,577	8,577

(*)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.

	December 31, 2019
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Loans and other financial assets at amortized cost (*)	—	—	1,269,203	1,269,203	1,269,203
Financial liabilities:
Debentures	—	951,387	—	951,387	947,679
Other financial liabilities (*)	—	—	9,177	9,177	9,177

(*)	The carrying amount is disclosed at fair value considering the carrying amount as an approximation of fair value.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Company determines the fair value using valuation methods. For the disclosed items in which book value is considered to be the approximate value of fair value, valuation techniques and input variables are not disclosed. Valuation techniques and input variables for the fair value of financial liabilities that are recorded at amortized cost are as follows:

	Valuation methods	Input variables
Debentures	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Company.	Risk-free market rate, etc.

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	September 30, 2020
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Total
Deposits	—	—	899,563	899,563
Hybrid securities	—	150,528	—	150,528
Derivative assets	9,434	—	—	9,434
Other financial assets	—	—	94,214	94,214

Total	9,434	150,528	993,777	1,153,739

	December 31, 2019
Financial assets	Financial assets at FVTPL	Financial assets at amortized cost	Total
Deposits	—	1,129,738	1,129,738
Derivative assets	9,434	—	9,434
Other financial assets	—	139,465	139,465

Total	9,434	1,269,203	1,278,637

	September 30, 2020	December 31, 2019
Financial liabilities	Financial liabilities at amortized cost	Financial liabilities at amortized cost
Debentures	1,147,410	947,679
Other financial liabilities	8,577	9,177

Total	1,155,987	956,856

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category for the nine-month period ended September 30, 2020 and for the period from January 11, 2019 (date of incorporation) to September 30, 2019 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Interest Income(expense)	Reversal (Provision) of credit loss	Others	Total
Financial assets at FVTOCI	—	—	1,290	1,290
Loans and other financial assets at amortized cost (*)	8,998	(174)	—	8,824
Financial liabilities at amortized cost	(16,714)	—	—	(16,714)

Total	(7,716)	(174)	1,290	(6,600)

(*)	2,780 million won interest income of cash and cash equivalents are included.

	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	Interest Income(expense)	Reversal (Provision) of credit loss	Others	Total
Loans and other financial assets at amortized cost (*)	3,981	—	—	3,981
Financial liabilities at amortized cost	(3,172)	—	—	(3,172)

Total	809	—	—	809

(*)	3,584 million won interest income of cash equivalents is included.

10.	INVESTMENTS IN SUBSIDIARIES

(1)	Details of Investments in subsidiaries are as follows (Unit: Korean Won in millions and number of shares):

Subsidiaries	Location	Capital stock	Main business
Woori Bank	Korea	3,581,400	Finance
Woori Card Co., Ltd.	Korea	896,300	Finance
Woori Investment Bank Co., Ltd.	Korea	337,100	Other credit finance
Woori FIS Co., Ltd.	Korea	24,500	System software development & maintenance
Woori Finance Research Institute Co., Ltd.	Korea	3,000	Other service business
Woori Credit Information Co., Ltd.	Korea	5,000	Credit information
Woori Fund Service Co., Ltd.	Korea	10,000	Finance
Woori Asset Trust Co., Ltd	Korea	15,300	Finance
Woori Asset Management Corp.	Korea	20,000	Finance
Woori Private Equity Asset Management Co., Ltd.	Korea	30,000	Finance
Woori Global Asset Management Co., Ltd.	Korea	20,000	Finance

	September 30, 2020			December 31, 2019
Subsidiaries (*1)	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use	Number of shares	Percentage of ownership (%) (*2)	Financial statements date of use
Woori Bank	716,000,000	100.0	September 30, 2020	676,000,000	100.0	December 31,2019
Woori Card Co., Ltd.	179,266,200	100.0	September 30, 2020	179,266,200	100.0	December 31,2019
Woori Investment Bank Co., Ltd.	403,404,538	59.8	September 30, 2020	403,404,538	59.8	December 31,2019
Woori FIS Co., Ltd.	4,900,000	100.0	September 30, 2020	4,900,000	100.0	December 31,2019
Woori Finance Research Institute Co., Ltd.	600,000	100.0	September 30, 2020	600,000	100.0	December 31,2019
Woori Credit Information Co., Ltd.	1,008,000	100.0	September 30, 2020	1,008,000	100.0	December 31,2019
Woori Fund Service Co., Ltd.	2,000,000	100.0	September 30, 2020	2,000,000	100.0	December 31,2019
Woori Asset Trust Co., Ltd	1,560,000	67.2	September 30, 2020	1,560,000	67.2	December 31,2019
Woori Asset Management Corp.	2,920,000	73.0	September 30, 2020	2,920,000	73.0	December 31,2019
Woori Private Equity Asset Management Co., Ltd.	6,000,000	100.0	September 30, 2020	6,000,000	100.0	December 31,2019
Woori Global Asset Management Co., Ltd.	4,000,000	100.0	September 30, 2020	4,000,000	100.0	December 31,2019

(*1)	Only subsidiaries invested directly by the Company are included.
(*2)	The percentage is based on the effective shareholding rate relative to the number of stocks outstanding.

(2)	Changes in the carrying value of investments in subsidiaries are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Beginning balance	Acquisition	Disposal	Ending balance
Woori Bank	17,921,151	1,000,000	—	18,921,151
Woori Card Co., Ltd.	1,118,367	—	—	1,118,367
Woori Investment Bank Co., Ltd.	392,795	—	—	392,795
Woori FIS Co., Ltd.	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd.	1,677	—	—	1,677
Woori Credit Information Co., Ltd.	16,466	—	—	16,466
Woori Fund Service Co., Ltd.	13,939	—	—	13,939
Woori Asset Trust Co., Ltd	224,198	—	—	224,198
Woori Asset Management Corp.	122,449	—	—	122,449
Woori Private Equity Asset Management Co., Ltd.	7,797	—	—	7,797
Woori Global Asset Management Co., Ltd.	33,000	—	—	33,000

Total	19,873,593	1,000,000	—	20,873,593

	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	Beginning balance (date of incorporation)	Acquisition	Disposal	Ending balance
Woori Bank (*1)	17,921,151	—	—	17,921,151
Woori Card Co., Ltd. (*2)	—	1,118,367	—	1,118,367
Woori Investment Bank Co., Ltd. (*2)	—	392,795	—	392,795
Woori FIS Co., Ltd. (*1)	21,754	—	—	21,754
Woori Finance Research Institute Co., Ltd. (*1)	1,677	—	—	1,677
Woori Credit Information Co., Ltd. (*1)	16,466	—	—	16,466
Woori Fund Service Co., Ltd. (*1)	13,939	—	—	13,939
Woori Asset Management Corp. (*3)	—	122,449	—	122,449
Woori Private Equity Asset Management Co., Ltd. (*1)	7,797	—	—	7,797
ABL Global Asset Management Co., Ltd. (*4)	—	33,000	—	33,000

Total	17,982,784	1,666,611	—	19,649,395

(*1)	Acquired by the comprehensive stock transfer at the date of incorporation.

(*2)	Woori card Co., Ltd. And Woori investment Bank Co., Ltd. were transferred from second-tier subsidiaries into subsidiaries in September 2019.

(*3)	The Company newly acquired a 73% stake in Tongyang Asset Management Corporation and changed the name to Woori Asset Management Corporation in August 2019.

(*4)

The remaining payment was completed in August 2019 after the request for the change of major shareholder was approved by the Financial Service Commission in July 2019. The subsequent process is in progress to close the deal.

11.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Building	Properties for business use	Leasehold improvements	Total
Premises and equipment(owned)	—	3,888	3,189	7,077
Right-of-use asset	604	620	—	1,224

Total	604	4,508	3,189	8,301

	December 31, 2019
	Building	Properties for business use	Leasehold improvements	Total
Premises and equipment(owned)	—	3,767	1,796	5,563
Right-of-use asset	1,436	384	—	1,820

Total	1,436	4,151	1,796	7,383

(2)	Details of premises and equipment (owned) as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Properties for business use	Leasehold improvements	Total
Acquisition cost	5,407	4,034	9,441
Accumulated depreciation	(1,519)	(845)	(2,364)

Net carrying amount	3,888	3,189	7,077

	December 31, 2019
	Properties for business use	Leasehold improvements	Total
Acquisition cost	4,538	2,184	6,722
Accumulated depreciation	(771)	(388)	(1,159)

Net carrying amount	3,767	1,796	5,563

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Properties for business use	Leasehold improvements	Total
Beginning balance	3,767	1,797	5,564
Acquisitions	869	1,849	2,718
Depreciation	(748)	(457)	(1,205)

Ending balance	3,888	3,189	7,077

	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	Properties for business use	Leasehold improvements	Total
Beginning balance	—	—	—
Acquisitions	4,412	2,184	6,596
Depreciation	(546)	(278)	(824)

Ending balance	3,866	1,906	5,772

(4)	Details of right-of-use assets as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Building	Properties for business use	Total
Acquisition cost	3,704	1,047	4,751
Accumulated depreciation	(3,100)	(427)	(3,527)

Net carrying amount	604	620	1,224

	December 31, 2019
	Building	Properties for business use	Total
Acquisition cost	2,871	568	3,439
Accumulated depreciation	(1,435)	(184)	(1,619)

Net carrying amount	1,436	384	1,820

(5)

Details of changes in right-of-use assets for the nine-month period ended September 30, 2020 and for the period from January 11, 2019 (date of incorporation) to September 30, 2019 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Building	Properties for business use	Total
Beginning balance	1,436	384	1,820
New contracts	833	479	1,312
Depreciation	(1,665)	(243)	(1,908)

Ending balance	604	620	1,224

	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	Building	Properties for business use	Total
Beginning balance	—	—	—
New contracts	2,871	568	3,439
Depreciation	(1,076)	(137)	(1,213)

Ending balance	1,795	431	2,226

12.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2020
	Software	Development cost	Membership deposit	Construction in progress	Total
Acquisition cost	3,049	2,116	2,371	41	7,577
Accumulated amortization	(1,674)	(475)	—	—	(2,149)

Net carrying amount	1,375	1,641	2,371	41	5,428

	December 31, 2019
	Software	Development cost	Total
Acquisition cost	2,729	1,901	4,630
Accumulated amortization	(1,144)	(176)	(1,320)

Net carrying amount	1,585	1,725	3,310

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Software	Development cost	Membership deposit	Construction in progress	Total
Beginning balance	1,585	1,725	—	—	3,310
Acquisitions	320	216	2,371	41	2,948
Amortization	(530)	(300)	—	—	(830)

Ending balance	1,375	1,641	2,371	41	5,428

	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	Software	Development cost	Total
Beginning balance	—	—	—
Acquisitions	2,729	1,901	4,630
Amortization	(797)	(81)	(878)

Ending balance	1,932	1,820	3,752

13.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Prepaid expenses	264	—

14.	DEBENTURES

Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2020		December 31, 2019
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bonds:
General bonds	1.23	200,000	—	—
Subordinated bonds	2.13 ~ 2.55	950,000	2.13 ~ 2.55	950,000

Sub-total		1,150,000		950,000
Deducted item:
Discounts on bonds		(2,590)		(2,321)

Total		1,147,410		947,679

15.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Asset retirement obligation	718	600

(2)	Changes in asset retirement obligation are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30,2020	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Beginning balance	600	—
Increase	108	588
Amortization	10	9

Ending balance	718	597

16.	NET DEFINED BENEFIT LIABILITY

The Company’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Company is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset

The defined benefit obligation was estimated with an interest rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in profitability of blue chip bonds

A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation

Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Present value of defined benefit obligation	23,897	14,174
Fair value of plan assets	(14,751)	(10,692)

Net defined benefit liability	9,146	3,482

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Beginning balance	14,174	—
Transfer-in / out	4,656	8,877
Recruit / Transfer in	1,266	3,360
Current service cost	1,509	1,119
Interest cost	288	190
Remeasurements
Financial assumption	425	717
Demographic assumptions	—	—
Experience adjustment	1,740	312
Retirement benefit paid	(93)	—
Others	(68)	—

Ending balance	23,897	14,575

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Beginning balance	10,692	—
Transfer-in / out	4,056	8,877
Interest income	219	87
Remeasurements	(69)	(22)
Retirement benefit paid	(147)	—

Ending balance	14,751	8,942

(4)

Plan assets wholly consist of fixed deposits as of September 30, 2020 and December 31, 2019. Among plan assets, realized returns on plan assets amount to 150 million won and 65 million won for the nine-month period ended September 30, 2020 and for the period from January 11, 2019 (date of incorporation) to September 30, 2019, respectively.

(5)

The amount recognized in profit or loss and total comprehensive income related to the defined benefit plan for the nine-month period ended September 30, 2020 and for the period from January 11, 2019 (date of incorporation) to September 30, 2019 is as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Current service cost	1,509	1,119
Recruit / Transfer in	1,266	3,360
Net interest expense (Income)	69	103

Cost recognized in net income	2,844	4,582

Remeasurements (*)	2,234	1,050

Cost recognized in total comprehensive income	5,078	5,632

(*)	The amount is before income tax expense effect.

17.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Other financial liabilities:
Accounts payable	706	2,424
Accrued expenses	7,669	6,651
Lease liabilities	1,230	1,568
Other miscellaneous financial liabilities	202	102

Sub-total	9,807	10,745

Other liabilities:
Other miscellaneous liabilities	1,170	4,142

Total	10,977	14,887

18.	DERIVATIVES

Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2020		December 31, 2019
	Nominal amount	Assets For trading	Nominal amount	Assets For trading
Equity Forwards	117,535	9,434	117,535	9,434

Derivatives held for trading are classified into financial assets at FVTPL in the statements of financial position (seeing Note 6).

19.	EQUITY

(1)	Details of equity as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Capital	3,611,338	3,611,338
Hybrid securities	1,695,821	997,544
Capital surplus	14,874,084	14,874,084
Accumulated other comprehensive income	(1,868)	(631)
Retained earnings	702,649	623,930

Total	20,882,024	20,106,265

(2)	The number of authorized shares and others of the Company are as follows:

	September 30, 2020	December 31, 2019
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	722,267,683 Shares	722,267,683 Shares
Capital stock	3,611,338 million won	3,611,338 million won

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	September 30, 2020	December 31, 2019
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	—
Securities in local currency	2020-06-12	—	3.23	300,000	—
Issuance cost				(4,179)	(2,456)

Total				1,695,821	997,544

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from the date of issuance.

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	—	528	(145)	383
Remeasurement loss related to defined benefit plan	(631)	(2,234)	614	(2,251)

Total	(631)	(1,706)	469	(1,868)

	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	Beginning balance	Increase (decrease)	Income tax effect	Ending balance
Remeasurement loss related to defined benefit plan	—	(1,050)	289	(761)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Company calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Beginning balance	692	—
Planned provision (reversal) of regulatory reserve for credit loss	(230)	692

Ending balance	462	692

2)	Provision of regulatory reserve for credit loss, adjusted net income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	2020		2019
	For the three- month period ended September 30, 2020	For the nine- month period ended September 30, 2020	For the three- month period ended September 30, 2019	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Net income before regulatory reserve	(18,126)	618,946	(10,941)	636,490
Provision (reversal) of regulatory reserve for credit loss	160	(230)	2	1,012
Adjusted net income after the provision of regulatory reserve	(18,286)	619,176	(10,943)	635,478
Dividends to hybrid securities	(14,275)	(34,640)	(3,572)	(3,572)
Adjusted net income after regulatory reserve and dividends to hybrid securities	(32,561)	584,536	(14,515)	631,906
Adjusted EPS after regulatory reserve and dividends to hybrid securities (Unit: Korean Won)	(45)	809	(21)	924

20.	DIVIDENDS

Dividends per share and the total dividends for the fiscal year ending December 31, 2019 were 700 Won and 505,587 million won, respectively, approved at the regular general shareholders’ meeting held on March 25, 2020.

21.	NET INTEREST INCOME

(1)	Interest income recognized is as follows (Unit: Korean Won in millions):

	2020		2019
	For the three- month period ended September 30, 2020	For the nine- month period ended September 30, 2020	For the three- month period ended September 30, 2019	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Interest on due from banks	1,292	8,978	3,467	3,968
Other interest income	7	20	5	13

Total	1,299	8,998	3,472	3,981

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	2020		2019
	For the three- month period ended September 30, 2020	For the nine- month period ended September 30, 2020	For the three- month period ended September 30, 2019	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Interest on borrowings	—	—	—	495
Interest on debentures	5,707	16,714	2,339	2,677
Other interest expense	4	10	3	9
Interest on lease liabilities	7	25	11	35

Total	5,718	16,749	2,353	3,216

22.	NET FEES AND COMMISSIONS INCOME

(1)	There are no fees and commissions income recognized for the nine-month period ended September 30, 2020 and for the period from January 11, 2019 (date of incorporation) to September 30, 2019.

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	2020		2019
	For the three- month period ended September 30, 2020	For the nine- month period ended September 30, 2020	For the three- month period ended September 30, 2019	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Fees and commissions paid	774	5,016	801	3,786
Others	1,788	5,714	1,712	6,139

Total	2,562	10,730	2,513	9,925

23.	DIVIDEND INCOME

Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	2020		2019
	For the three- month period ended September 30, 2020	For the nine- month period ended September 30, 2020	For the three- month period ended September 30, 2019	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Dividend income recognized from investments in subsidiaries	—	677,795	—	676,000
Dividend income recognized from FVTOVI	1,290	1,290	—	—

Total	1,290	679,085	—	676,000

24.	PROVISION FOR IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Details of provision for impairment losses due to credit loss recognized are as follows (Unit: Korean Won in millions):

	2020		2019
	For the three- month period ended September 30, 2020	For the nine- month period ended September 30, 2020	For the three- month period ended September 30, 2019	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Provision for impairment losses due to credit loss on loans and other financial assets at amortized cost	(183)	(174)	—	—

25.	GENERAL AND ADMINISTRATIVE EXPENSES

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			2020		2019
			For the three- month period ended September 30, 2020	For the nine- month period ended September 30, 2020	For the three- month period ended September 30, 2019	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Employee benefits	Short-term employee benefits	Salaries	6,937	19,528	4,782	12,063
		Employee fringe benefits	1,374	6,583	882	4,007
	Retirement benefit service costs		640	2,844	393	4,582
	Share based payments		243	736	97	627

		Sub-total	9,194	29,691	6,154	21,279

Depreciation and amortization			1,430	3,943	1,149	2,915
Other general and administrative expenses	Rent		298	790	177	511
	Taxes and public dues		85	300	65	175
	Service charges		777	2,443	945	1,929
	Computer and IT related		839	2,054	435	1,124
	Telephone and communication		68	258	52	152
	Operating promotion		379	881	182	433
	Advertising		12	113	13	473
	Printing		7	35	15	60
	Traveling		9	43	146	252
	Supplies		37	156	27	82
	Insurance premium		—	19	—	164
	Reimbursement		280	729	222	585
	Vehicle maintenance		67	154	38	87
	Others		6	33	4	13

		Sub-total	2,864	8,008	2,321	6,040

	Total		13,488	41,642	9,624	30,234

(2)	Share-based payment

Details of performance condition share-based payment granted to executives as of September 30, 2020 and 2019 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2019
Type of payment		Cash-settled
Vesting period		January 11, 2019 ~ December 31, 2022
Date of payment		2023-01-01
Fair value (*1)		7,724 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.13%
Expected maturity date		2.25 years
Number of shares remaining	As of September 30, 2020	77,728 shares
	As of December 31, 2019	77,728 shares
Number of shares granted (*2)	As of September 30, 2020	77,728 shares
	As of December 31, 2019	77,728 shares

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		7,412 Won
Valuation method		Black-Scholes Model
Expected dividend rate		4.13%
Expected maturity date		3.25 years
Number of shares remaining	As of September 30, 2020	128,755 shares
	As of December 31, 2019	—
Number of shares granted (*2)	As of September 30, 2020	128,755 shares
	As of December 31, 2019	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated and used to measure the liability according to the Black Shawls model based on the base price at the time of each settlement.

(*2)

The number of payable stocks is granted at the initial contract date and the payment rate is determined based on the achievement of the pre-determined performance targets. Performance is evaluated as long-term performance indication including relative shareholder return, net income, return on equity (ROE), non-performing loan ratio and job performance.

2)

The Company accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of September 30, 2020 and December 31, 2019 the book value of the liabilities related to the performance condition share-based payments recognized by the Company is 1,555 million won and 819 million won.

26.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	2020		2019
	For the three-month period ended September 30, 2020	For the nine-month period ended September 30, 2020	For the three-month period ended September 30, 2019	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Other non-operating income	—	181	—	—
Other non-operating expense	(200)	(401)	(155)	(755)

Total	(200)	(220)	(155)	(755)

(2)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	2020		2019
	For the three-month period ended September 30, 2020	For the nine-month period ended September 30, 2020	For the three-month period ended September 30, 2019	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Others	—	181	—	—

(3)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	2020		2019
	For the three-month period ended September 30, 2020	For the nine-month period ended September 30, 2020	For the three-month period ended September 30, 2019	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Donations	200	401	155	755

27.	INCOME TAX EXPENSE (INCOME)

Details of income tax expense (income) are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Current tax expense:
Current tax expense with respect to the current period	—	—

Sub-total	—	—

Deferred tax expense (income)
Change in deferred tax assets (liabilities) due to temporary differences	(847)	(928)
Income tax expense directly attributable to equity	469	289

Sub-total	(378)	(639)

Income tax expense (income)	(378)	(639)

Income tax expense (income) was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. It is tax income for the nine-month period ended September 30, 2020 and for the period from January 11, 2019 (date of incorporation), so the annual effective tax rate was not calculated.

28.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	2020		2019
	For the three-month period ended September 30, 2020	For the nine-month period ended September 30, 2020	For the three-month period ended September 30, 2019	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Net income attributable to Owners	(18,126)	618,946	(10,941)	636,490
Dividends to hybrid securities	(14,275)	(34,640)	(3,572)	(3,572)
Net income attributable to common shareholders	(32,401)	584,306	(14,513)	632,918
Weighted average number of common shares outstanding	722	722	690	684
Basic EPS (Unit: Korean Won)	(45)	809	(21)	926

(2)	The weighted average number of common shares outstanding is as follows: (Unit: number of shares, days)

	For the nine-month period ended September 30, 2020
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	2020-01-01 ~ 2020-09-30	722,267,683	274	197,901,345,142
Treasury stock	2020-01-01 ~ 2020-09-30	(2)	274	(548)

Sub-total (①)				197,901,344,594

Weighted average number of common shares outstanding (②=(①/274)				722,267,681

	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
	Period	Number of shares	Dates	Accumulated number of shares outstanding during period
Common shares issued at the beginning date of incorporation of the period	2019-01-11~2019-09-30	680,164,306	263	178,883,212,478
Stock issuance (Comprehensive stock exchange)	2019-09-10 ~ 2019-09-30	42,103,377	21	884,170,917

Sub-total (①)				179,767,383,395

Weighted average number of common shares outstanding (②=(①/263)				683,526,173

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine-month period ended September 30, 2020 and for the period from January 11, 2019 (date of incorporation) to September 30, 2019.

29.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Litigation case

As of September 30, 2020 and December 31, 2019, the Company has no litigation case in progress.

(2)	Details of loan commitments with financial institutions are as follows (Unit: Korean Won in millions):

		September 30, 2020		December 31, 2019
	Financial institutions	Line of credit	Loan balance	Line of credit	Loan balance
Loans	Standard Chartered Bank Korea Ltd.	65,000	—	65,000	—
	Kookmin Bank	35,000	—	35,000	—

	Total	100,000	—	100,000	—

(3)

The Company decided to enter into a stock sales agreement with a major shareholder of Woori Asset Trust Co., Ltd (formerly Kukje Asset Trust Co., Ltd) to acquire 44.5% interest (58.6% of voting rights) during July, 2019, and to acquire additional 21.3% interest (28.0% of voting rights) after a certain period. As a result, the Company acquired the interest of the first sales agreement in December 2019 and is planning to acquire the interest of the second sales agreement after a certain period.

In regards to this acquisition, the Company recognized 9,434 million won as derivative assets as of September 30, 2020 and December 31, 2019 (seeing Note 18).

30.	RELATED PARTY TRANSACTIONS

Related parties of the Company as of September 30, 2020 and December 31, 2019, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the nine-month period ended September 30, 2020 and for the period from January 11, 2019 (date of incorporation) to September 30, 2019 are as follows:

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party	Title of account	September 30, 2020	December 31, 2019
Subsidiaries
Woori Bank	Cash and cash equivalents	97,695	43,670
	Other financial assets	970,350	1,229,181
	Allowance for credit losses	(437)	(263)
	Other financial liabilities	578	601
Woori Card Co., Ltd.	Other financial assets	20,926	37,754
	Other financial liabilities	266	267
Woori FIS Co., Ltd.	Other financial assets	1,671	1,386
	Other financial liabilities	242	190
Woori Finance Research Institute Co., Ltd.	Other financial assets	146	21
	Other financial liabilities	—	1,320
Woori Credit Information Co., Ltd.	Other financial assets	662	568
Woori Fund Service Co., Ltd.	Other financial assets	460	556
Associates of subsidiaries
W Service Networks Co., Ltd.	Other financial liabilities	125	64

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

Related party	Title of account	For the nine-month period ended September 30, 2020	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Subsidiaries (*1)
Woori Bank	Interest income	8,998	3,981
	Dividend income	676,000	676,000
	Interest expenses (*2)	25	37
	Fees and commissions expense	11	2
	Provision of impairment loss due to credit loss	174	—
	General and administrative expenses (*2)	2,420	1,574
Woori Card Co., Ltd.	Dividend income	1,290	—
Woori FIS Co., Ltd.	General and administrative expenses	1,867	872
Woori Finance Research Institute Co., Ltd.	Fees and commissions expenses	4,725	4,200
Woori Credit Information Co., Ltd.	Dividend income	494	—
Woori Fund Service Co., Ltd.	Dividend income	521	—
Woori Asset Trust Co., Ltd	Dividend income	780	—
Associates of subsidiaries
W Service Networks Co., Ltd.	General and administrative expenses	984	577

(*1)

The Company issued debentures of 200,000 million won during the period, of which 40,000 million won was underwritten by Woori Investment Bank and paid 40 million won as acquisition fee which is included in the discount on debentures issued.

(*2)	The depreciation of right-of-use assets and interest expense of lease liabilities arising from lease transactions during the current term are included.

(3)	The details of the right-of-use assets and lease liabilities due to lease transactions with related parties as of September 30, 2020 and December 31, 2019 are as follows (Unit: Korea Won in millions):

Related parties		Title of account	September 30, 2020	December 31, 2019
Subsidiaries	Woori Bank	Right-of-use assets	604	1,436
		Lease liabilities (*)	578	1,164

(*)

Cash outflows of lease liabilities redemption for the nine-month period ended September 30, 2020 and for the period from January 11, 2019 (date of incorporation) to September 30, 2019 are 1,319 million won, 829 million won, respectively.

(4)

The details of loan and borrowing transactions with related parties for the nine-month period ended September 30, 2020 and for the period from January 11, 2019 (date of incorporation) to September 30, 2019 are as follows (Unit: Korea Won in millions):

Related parties (*1)		Title of account	For the nine-month period ended September 30, 2020
			Beginning balance	Increase	Decrease	Ending balance
Subsidiaries	Woori Bank	Due from banks (*2)	1,130,000	3,330,000	3,560,000	900,000

(*1)

Woori Investment Bank acquired 40,000 million won out of 200,000 million won in non-guaranteed bonds issued during the nine-month period ended September 30, 2020 and sold the entire amount to the market on the date of issuance.

(*2)	Excludes due from banks without withdrawal limitations.

Related parties		Title of account	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
			Beginning balance	Increase	Decrease	Ending balance
Subsidiaries	Woori Bank	Due from banks (*)	—	1,800,000	1,200,000	600,000

(*)	Excludes due from banks without withdrawal limitations.

(5)	The details of equity-related transactions with related parties for the nine-month period ended September 30, 2020 are as follows (Unit: Korean Won in million)

Related parties		Contribution	Acquisition of hybrid securities
Subsidiaries	Woori Bank	1,000,000	—
	Woori Card Co., Ltd.	—	150,000

(6)	There are no guarantees provided to the related parties. The unused commitments provided from the related parties are as follows (Unit: Korean Won in millions):

Related parties		September 30, 2020	December 31, 2019	Warranty
Subsidiaries	Woori Card Co., Ltd.	202	495	Unused loan commitment

(7)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Short-term employee salaries	4,308	2,808
Retirement benefit service costs	170	392
Share-based compensation	576	405

Total	5,054	3,605

Key management includes registered executives and non-registered executives. The Company has not recognized any outstanding assets, liabilities, allowance and related impairment loss due to credit losses from transaction with key management as of September 30, 2020 and December 31, 2019.

31.	LEASES

(1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	September 30, 2020	December 31, 2019
Lease payments:
Within one year	952	1,341
After one year but within five years	291	249

Total	1,243	1,590

(2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Cash outflows from lease	1,656	1,023

(3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2020	For the period from January 11, 2019 (date of incorporation) to September 30, 2019
Lease payments for which the underlying asset is of low value	95	70

There are no lease payments not included in the lease liabilities measurement, resulting from short-term leases for the nine-month period ended September 30, 2020 and for the period from January 11, 2019 (date of incorporation) to September 30, 2019.

(4)

On December 16, 2019 the IFRS Interpretation Committee (IC) announced its interpretation on lease term and useful life of leasehold improvements. The IC discussed how to determine the lease term of a cancellable lease or a renewable lease. The Committee also observed that in determining the enforceable period of lease an entity should consider broader economic penalty. The Company plans to reflect its effect subsequent to the analysis of the change in accounting policy regarding lease term.

32.	EVENTS AFTER THE REPORTING PERIOD

(1)

In October 2020, the Company concluded a contract to acquire a 74.04% stake (42,605,000 common stocks) in Aju Capital Co., Ltd., and the completion date of the transaction is not yet decided as subsequent procedures for closing the transaction (approval of inclusion by the financial authorities, etc.) is still in progress.

(2)

Woori Investment Bank Co., Ltd., a subsidiary of the Company, decided to raise 100 billion won in shareholder allocation at the board meeting on August 28, 2020 and completed the payment of the shares on November 5, 2020, and the Company was allocated 109,757,854 shares in relation to the paid-in capital increase.